UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 31, 2005

Commission File Number: 000-27760

MIRANDA GOLD CORP.
(Formerly Miranda Diamond Corp.)

Suite 306 – 1140 Homer Street,
Vancouver, B.C., V6B 2X6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News release dated August 16, 2005;

99.2	News release dated August 18, 2005;

99.3	News release dated September 1, 2005;

99.4	News release dated September 6, 2005;

99.5	News release dated September 27, 2005;

99.6	News release dated October 12, 2005;

99.7	News release dated October 17, 2005;

99.8	News release dated November 17, 2005;

99.9	News release dated November 18, 2005;

99.10	News release dated December 15, 2005;

99.11	Annual Financial Statements dated August 31, 2005; and

99.12	Managements Discussion and Analysis for the period ending August, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRANDA GOLD CORP.
(Registrant)

Date: January 15, 2006	By:	/s/ Aileen Lloyd
Aileen Lloyd

	Title:	Director